OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Power2Peer Inc.

100 Morrissey Boulevard
VDC Suite 166
Boston, MA 02125

https://power2peer.com



5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 50,000* shares of common stock ($100,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 shares of common stock ($10,000)

Company	Power2Peer Inc.
Corporate Address	100 Morrissey Boulevard, VDC Suite 166, Boston, MA 02125
Description of Business	Blockchain Innovation for Energy Independence
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2 per share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

Power2Peer Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2.00 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Power2peer is in the business of creating blockchain enabled resilient solar microgrids with peer to peer transactions. The company plans to enable local communities to become independent of power grids and help the local economy to grow with clean energy. The company plans to initially create microgrids of 1 MW power serving over 1000 households with a solar array of 3030 PSC solar panels. The revenue generated by one such microgrid is expected to be $3.5 million over the life cycle of the solar panels. The solar microgrids will be blockchain enabled for using crypto-currency and smart-contracts for peer to peer transactions.

Sales, Supply Chain, & Customer Base

The company is involved in the purchase and sale of the solar generated power and is also is the producer of the clean energy using solar microgrids. The company generates revenues by charging transaction fees and selling clean power from its microgrids that will be installed post-funding.   The supply chain, in this case, is from solar microgrids and nanogrids connecting between producers and consumers using blockchain enabled peer to peer transactions.   The customer base for the company is power consumers in each city where the Power2Peer blockchain platform is used for the energy transactions.

Competition

There are numerous energy blockchain companies that are operating in the USA and aboard.   The companies leading the pack are Powerledger, LO3, Grid+ and WePower. Most of them are providing the ability for the consumers to purchase power using blockchain enabled transactions. However, with the resilient adaptive control systems and patent-pending Photonic Solar Conversion technology, Power2Peer has a unique offering to the end customers.

Liabilities and Litigation

None

The team

Officers and directors

Dr. Nish Sonwalkar	Founder, Chief Evangelist, and Director
Mamta Sonwalkar	Director and VP of Operations

Dr. Nish Sonwalkar

Inventor and Entrepreneur, has over 25 years of experience in the development of innovative technologies related to solar thermal applications, open-cycle ocean thermal energy conversion (OC-OTEC) evaporators and molecular dynamics of energy materials and nano-interfaces, such as Si and copper interfaces and optical coatings. As the former Principal Research Scientist and faculty at MIT, he developed the combined molecular dynamics (MD) and laser Raman spectroscopy methodology for the design of new material interfaces. He has also served as PI on numerous NSF research and SBIR awards related to surface science and educational technology. Positions held: Founder and Chief Evangelist, Power2Peer, Inc. - January 2018 to Present (8-10 hours/week), Founder and Chief Scientist, SunDensity, Inc. - March 2016 to Present, Founder and President, IntellADAPT - June 2014 to Present (primary job)

Mamta Sonwalkar

Mamta has over 20 years of experience in the development of software solutions for publishing, education and information technology and embedded software development. She is an expert in agile development processes and has successfully developed and deployed adaptive learning, LMS, and LCMS platforms. She will be in charge of the Power2Peer Boston's Ethereum based platform for blockchain innovations. She has a degree in computer science and an entrepreneurship certificate from the MIT Enterprise Forum. Positions held in the past 3 years: VP Operations, Power2Peer, Inc. - April 2018 to Present, IT Project Manager, Maloney Properties, Inc. - December 2014 to March 2018

Number of Employees: 7

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited.** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar power industry or power grid industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.** Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **We are reliant on one main type of service.** All current services are variants on one main service, providing adaptive solar microgrid systems equipped with blockchain-enabled peer-to-peer trading. Our revenues are therefore dependent upon the market for such systems.

- **Our new product could fail to achieve the sales projections we expected.** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Delays** There could be a delay in the launch of the product at the demonstration site and/or other microgrid locations. The shift in the market towards solar power could cause a delay in the acceptance by the cities hosting the solar microgrids.A scarcity of adequately trained professionals in the energy industry could cause a significant delay in the initial implementation of microgrids in 28 cities.

- **Unforeseen technical issues** The fault tolerance of the resilient systems and its validation may lead to some technical issues.

- **Financial Assumptions** The financial model may require significant changes in the assumptions based on the realities of the grid monopoly and local support of the consumers.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Nishikant Sonwalkar, 50.0% ownership, Common Stock
- Mamta Sonwalkar, 50.0% ownership, Common Stock

Classes of securities

- common stock: 8,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock.

There are a total of 8,000,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock, $0.00001 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. These increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 2019 Q2. Based on our forecast, with the liquidity of the anticipated full raise amount of $107,000, we anticipate that we can operate the business for 6 months with a burn rate of $18,000 without revenue generation.

We do not have an operating history in the microgrid business yet. That is what we plan to build with the crowdfunding.

Power2Peer is a new startup company and does not have the operational history. However, based on the current burn rate which is close to $18,000 per month which includes the following expenses:

- Rent of the facilities at the Venture Development Center
- Computational facility for running blockchain platform
- Fabrication of demonstration set-up for resilient solar microgrid
- Software development for the network controller, IoT sensors, and inverters for the solar panels
- Hardware related to the demonstration sites—solar panels, inverters, electrical circuit components, sensors, actuators, and controller panels
- Office expenses

The funds will provide a runway of six months for the company and will allow the company to complete three critical milestones:

- Milestone 1: Development of minimum viable product
- Milestone 2: Fabrication of demonstration site
- Milestone 3: Field trial data and analysis for full product development

Financial Milestones

Assumptions with proprietary Photonic Solar Conversion (PSC) technology:

Assumptions with proprietary Photonic Solar Conversion (PSC) technology:

LCOE from the grid	$0.20
System Size	15240 watts
Electricity generated	18000000 watts / year
Panels	39
Average hours per day	4.5 Boston, MA

Total money raised	$60,000,000
42 panels generate	15240 watts
Panels needed for 15.24 KW	39 panels
Cost of one panel	$97
Cost of Energy	$.31 per watt
Micro Invertor cost per watt	$0.08 per watt
Invertor cost per panel	$30.00
Construction cost per watt	$1.25 per watt
Total cost of panels	$3,820
Total installation cost	$19,050
Total invertor cost	$1,172
Number of nanogrids per MW	66
Power generated by microgrid per city	1000000 Watts
Total set up cost per nanogrid	$24,025
Cost of 1 MW	$1,576,430

Milestone 1: Deployment of nano-grid in Burlington, MA as the minimum viable product software-defined network controller with blockchain enabled peer-to-peer transactions: This milestone for the 15.4 kW systems with 60 solar panel connected via IoT microinverters will allow us to test all our financial assumptions.

Milestone 2: Deployment of the first 1MW microgrid in Sommerville, MA.

This will be the first full-scale demonstration of our systems with over 1000 households connected to our Power2Peer blockchain platform and generation of revenue as per our projections for the first full-scale 1MW microgrid with 3333 Solar panels.

Milestone 3: Deployment of roll out schedule for 28 microgrids over the next five years will follow the projections.

Projections: The company is investing for the continued growth of the brand, and, as is generating sizeable net income losses as a result. Management currently forecasts 2019, 2020, 2021, 2022 and 2023 revenue of $2.72 million, $8.16 million, $13.6 million, $21.76 million and $29.92 million respectively, generating a cumulative revenue of $76.16 million and believes the company will generate positive net income beginning in 2021. The projected operating expenses and cost of goods sold respectively are $1.57 million and $30,000, $4.72 million and $90,000, $7.88 million and $150,000, $12.61 million and $240,000, $17.34 million and $330,000.

Power2Peer expects to earn its revenues from blockchain fees, solar power sales, and token trading, and crypto currency trading. The near-term objective is to connect multiple microgrids in several cities. The long-term vision is to scale to support thousands of distributed microgrids, including those not owned or operated by Power2Peer.

Lifecycle Profit Expectations:

Our financial estimations show that the business will be cash positive and generate up to 48% net profit at the end of the life cycle of the system. With more cities coming on board, significant revenue will be generated to create more microgrids across the United States. For high-efficiency solar microgrids using Photonic Solar Conversion, deployed in 28 cities initially, with each city generating 1 MW of electricity, there is an estimated payback period of 9 years and a cumulative profit of $76 million over five years. The long-term vision is to scale to support thousands of distributed microgrids, including those not owned or operated by Power2Peer.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations.

The initial crowd-funding goal is $107,000 which will enable us to create the MVP and related marketing assets for further fundraising campaigns. Once the initial goal is met, the company wants to raise close to $1 million under the regulation CF. The initial crowdfunded capital will last for six months, and allow us to work on getting non-dilutive funds from the SBIR and other similar foundation grants raising $225,000. The company will also get debt financing from the banks in the form of solar loans for building the demonstration solar microgrid of $100,000.

Post-funding, the company plans to install solar microgrids of 30 MW, which will remain significant solar energy assets.

Indebtedness

None.

Recent offerings of securities

None

Valuation

$16,000,000.00

We have not undertaken any formal efforts to produce a valuation of the Company from a third-party. The price of the shares merely reflects the opinion of the Company as to what would be the fair market value. The following assets constitute the rationale for the current valuation of the company: 1. The company's founder and the team have developed proprietary technology for a "Software Defined Network Controller for Solar Microgrids secured by blockchain technology platform" (provisional patent). 2. The company has developed a technology framework for use of IoT, big-data analytics and AI engine for creating scalable resilient solar power systems. 3. The company brings a seasoned management team with combined experience of 50 years in solar industry Dr. Nish Sonwalkar, Kevin Debasitis and Rick Lewandowski. 5. The company has created an alpha concept Minimum Viable Product for the deployment of blockchain secured resilient solar microgrids with peer to peer transactions. 6. The company has a highly scalable business model where solar power producers get connected to clean energy consumers using smart contracts and create a marketplace for energy transactions between producers and consumers , capitalizing like AirBnB on the rise of the "sharing" economy. 7. Similar companies like PowerLedger, LO3, Grid+, WePower are valued between $20 million to $40 million and most of these companies have raised significant funding from Initial Coin Offering (ICO).

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9400	$100,580
Use of Net Proceeds:		
R& D & Production	$5000	$55,000
Legal and Accounting Fees		$25,000
Staff Salaries	$4400	$20,580
Total Use of Net Proceeds	$9400	$100,580

We are seeking to raise a minimum of $10,000 and a maximum of $107,000 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise an amount of $107,000, we believe the amount will last us for 6 months with a burn rate of about $18,000 and plan to use the net proceeds of approximately $107,000 over the course of that time as follows:

Design, Development, and Deployment of Microgrid 15.4 KW   --- $25,000

     (Engineering Design of the array with five strings of solar panels -- $5,000

     Purchase of the 60 panel @ $200   - $12,000

     Microinverters and controllers -   - $3,000

     Electrical wiring, net-meter - and storage battery   - $5,000)

Design of blockchain platform   --- $10,000

     (The blockchain platform development

     API northbound and southbound development

     IOT communication layer)

Design and development of Adaptive Controller   -- $ 5,000

     (Development of software logic for IoT data

     Management of data on the cloud

     Data analytics for real-time response)

Fabrication and construction cost   --- $15,000

     (Solar barn construction 20'x40'x9'

     Solar railings and panel connectors

     Electrical siring and storage installation on the roof

     Weather protection gear for electrical components)

Legal and Accounting Fees   -- $25,000

Staff Salaries   -- $20,580

StartEngine Fee   -- $6,420

Total -- $107,000

Irregular Use of Proceeds

The Company will no incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.power2peer.com/annualreport in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Power2Peer Inc.

[See attached]

I, __Nishikant Sonwalkar__, the ___President___ (Principal Executive Officers) , hereby certify that the financial statements of POWER2PEER INC. and notes thereto for the period ending May 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

No tax returns are due at this time.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 07/03/2018.



_____   _____

____President_____

__07/03/2018__

POWER2PEER INC.

FINANCIAL STATEMENTS
(UNAUDITED)

SINCE INCEPTION
January 5, 2018 through May 31, 2018

POWER2PEER INC
Index to Financial Statements
(unaudited)

POWER2PEER INC
BALANCE SHEETS
as of May 31, 2018
(unaudited)

	As of May 31, 2018
ASSETS	
Current Assets	
Bank Accounts	
Checking	
Savings	$0.00
Total Bank Accounts	$0.00
Accounts Receivable	
Accounts Receivable	$0.00
Total Accounts Receivable	$0.00
Total Current Assets	$0.00
Other Assets	
Startup Costs	
Computers	$3,000.00
Conferences	$3,000.00
Development	$92,260.00
Legal	$2,000.00
Marketing	$2,760.00
Rent	$6,000.00
StartEngine	$5,000.00
Total Other Assets	$114,020.00
TOTAL ASSETS	$114,020.00
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$0.00
Total Accounts Payable	$0.00
Other Current Liabilities	
Payroll Liabilities	$0.00
Total Other Current Liabilities	$0.00
Total Current Liabilities	$0.00
Total Liabilities	$0.00
Equity	
Stockholder's Equity	$114,020.00
Retained Earnings	$0.00
Net Income	$0.00
Total Equity	$114,020.00
TOTAL LIABILITIES AND EQUITY	$114,020.00

POWER2PEER INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED MAY 31, 2018
(unaudited)

	Jan - May 2018
Income	
Revenue	
Sales	0.00
Total Income	$0.00
Cost of Goods Sold	
Cost of Goods Sold	0.00
PayPal Fees	0.00
Shipping	0.00
Total Cost of Goods Sold	$0.00
Gross Profit	$0.00
Expenses	
Advertising	0.00
Auto Insurance	0.00
Auto: Gas	0.00
Bank Service Fee	0.00
Contractors and freelancers	0.00
Donations	0.00
Legal Fees	0.00
Meals & entertainment	0.00
Office expense	0.00
Office Supplies	0.00
Rent	0.00
Repairs	0.00
Subscriptions/Dues/Memberships	0.00
Telecom Expense	0.00
Travel	0.00
Travel: Lodging	0.00
Utilities	0.00
Total Expenses	$0.00
Net Operating Income	$0.00
Other Income	
Interest Income	$0.00
Total Other Income	$0.00
Net Other Income	$0.00
Net Income	$0.00

POWER2PEER INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED MAY 31, 2018
(unaudited)

	Common Stock		Paid in Capital	Stockholders' Equity
	Shares	Amount	in excess of par	
beginning balance 5/31/2018	5,000	$0.50	$114,019.50	$114,020.00
balance, end of period	5,000	$0.50	$114,019.50	$114,020.00

*On June 27, 2018, 10,000,000 shares were authorized at a par value of $0.00001 per share.

POWER2PEER INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED MAY 31, 2018
(unaudited)

	Jan - Dec 2017
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	-$114,020.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$114,020.00
Net cash provided by operating activities	-$114,020.00
INVESTING ACTIVITIES	
Owners' Investment	$114,020.00
Net cash provided by investing activities	$114,020.00
Net cash increase for period	$0.00

NOTE 1 – NATURE OF OPERATIONS

POWER2PEER INC. was formed on January 5, 2018 ("Inception") in the State of Delaware. The financial statements of POWER2PEER INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boston, MA.

POWER2PEER INC. is in the business of creating blockchain enabled resilient solar microgrids equipped for peer to peer transactions. The company plans to enable local communities to become independent of power grids and help the local economy to grow with clean energy. The company will initially create microgrids of 1 MW power serving over 1000 households with a solar array of 3030 PSC solar panels. The revenue generated by one such microgrid will be 3.5 Million over the life cycle of the solar panels. The solar microgrids will be blockchain enabled for using crypto-currency for all transactions using smart-contracts for peer to peer transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 5, 2018 through May 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from blockchain fees and solar power sales. The near-term objective is to connect multiple microgrids in several cities. The long-term vision is to scale to support thousands of distributed microgrids, including those not owned or operated by Power2Peer, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
We currently do not have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company has 10,000,000 shares of common stock authorized at a par value of $0.00001. As of June 28, 2018, the Company has issued 8,000,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

We currently do not have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 31, 2018, the issuance date of these financial statements.
At a meeting of the Board of Directors of Power2Peer, Inc., a resolution to amend the total number of shares of stock that the Corporation shall have the authority to issue 10,000,000 shares of Common Stock at a par value of $0.00001. An amendment to the Articles of Incorporation in accordance with the board resolution was filed with the State of Delaware on June 27, 2018.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


86
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21
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$10,440.00
Raised of $10K - $100K goal

[Invest Now] ❤️
$200.00 minimum investment

Power2Peer
Blockchain-Enabled Solar Power Solution
🔵 Small OPO   🏠 Boston, MA   🏷️ Clean Technology   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   [Share]

Solar Power to the People!
Invest in Power2Peer

It's time for a new approach. At Power2Peer, we believe that everyone deserves access to clean, reliable sources of energy. Across the country, demand for sustainable energy systems is constantly growing, as blackouts become more frequent each year. Globally, billions of people remain in the dark, dependent on poorly maintained infrastructure. Worse still for the environment are the billions more who rely on carbon-intensive fuel sources to power their lives.

Between the **surging potential of renewable energy sources like wind and solar** to address these issues, and the **revolutionary power of blockchain technology** to decentralize, we identified an opportunity to harness the force of the free market for the good of all. So we developed a way to bring solar power to the people: **an adaptive solar microgrid system with blockchain-enabled peer-to-peer trading**. With decentralized power, communities—and those who invest in them—win. While energy blockchains are not a new concept, we believe the following points of differentiation show how Power2Peer's approach differs from other energy blockchain platforms:

- Disruptive business model which decentralizes power ownership – an Airbnb of power systems – connecting solar power producers with consumers using blockchain smart contracts and an easy-to-use mobile app – **"P2PConnect"**
- Blockchain technology enabling the first ever **Secure Software Defined Adaptive Controller** for creating resilient solar power systems
- Use of advanced **Photonic Solar Conversion** technology for building the most efficient solar microgrids (18% -> 28%)
- **Decentralized power** granting energy independence for individual solar power owners
- Creating jobs and improving the local economies of underserved and depressed regions by building an **energy economy for all.**

Power2Peer is combining blockchain technology with adaptive ("smart") and super-efficient solar microgrids to create a marketplace where energy can be bought and sold by anyone. Rather than sending energy back to the grid at a fixed rate, solar producers can sell energy to their neighbors at fair market value. With this decentralized solution, individuals and communities will enjoy a more resilient grid, lower energy costs, and a lower carbon footprint. **By taking a small fee from each transaction and for connecting microgrid networks, Power2Peer will demonstrate a business model that is sustainable financially and environmentally, stimulating local economic growth along the way.**







Power2Peer has developed a Minimum Viable Product - the P2PConnect App for the demonstration of integrating an Ethereum blockchain platform with a front-end mobile user interface and a back-end software-defined smart controller which in turn connects to solar microgrids. **The P2PConnect App is a functional demonstration only and not a working product yet.**

The resilient software-defined controller software platform secured with the blockchain transaction engine is the invention of Power2Peer. We have filed an application for a provisional patent for this technology which we believe will become an important component of resilient solar microgrids.

Power2Peer is also building a solar microgrid in Burlington, MA, to demonstrate the operational efficiency of the proposed "blockchain-enabled resilient solar microgrid."

The demonstration plot will employ 60 solar panels divided into four subgrids of 15 panels connected with a junction box which will use IoT sensors for the generation of power from each subgrid. The junction box will send information to the software-defined network controller for real-time reconfiguration of power grids to demonstrate the effectiveness of the microgrid. The demonstration project will be completed by September 30, 2018.

For us, Power2Peer is more than just business–it's personal. Our team comes from India and Nepal and has connections to Nicaragua, countries that have in recent years been devastated by natural disasters and the resulting power outages. We know all too well the human costs of our aging electricity infrastructure. **We are committed to bringing about an equitable, environmentally friendly solution** and encouraging everyone to participate.

And so we turn to you, StartEngine investors. Join our team, and help us empower people to take control of their energy. It's time for the grid to enter the 21st century. **Invest today and help us bring solar power to the people.**

(Sources: 1, 2, 3, 4, 5)

The Offering

Investment
$2 / share of Common Stock │ When you invest you are betting the company's future equity value will exceed $16.1M.

$200 Minimum Investment


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The Pitfalls of Centralized Power

To power our lives, most of us depend on a centralized grid operated by utility companies and supplied by carbon-intensive generation. In recent years, some homeowners have taken advantage of decreasing costs and government incentives to equip their houses with solar panels. **Yet renters and low-income households, not to mention owners of buildings with shady rooftops, are locked out of this market for solar power**. And even those who can produce their own energy are limited in how much they can do with it. Surplus solar electricity is either wasted or producers are required to sell it back to the main grid.

To make matters worse, this centralized system that we all



depend on isn't particularly dependable. **According to the US Department of Energy (DOE), the US suffers more power outages than any other nation in the developed world.** As weather becomes more erratic, the grid's fragility is only going to become more of a problem.

The Way Forward is Peer-to-Peer (P2P) Power

At Power2Peer, we are providing an alternative to this centralized system that will empower people to take control over where their energy comes from and how it is used. And when people are empowered, everyone wins—even traditional grid operators.



Consumer	Community
Reduce energy costs Reduce carbon footprint Make the grid more resilient Generate income Increase energy independence	Generate revenue Stimulate the local economy Increase reliability Make the grid more resilient Increase energy independence
Grid	**Society**
Make the grid more resilient Help balance the grid Avoid investment in infrastructure Improve local delivery	Decrease carbon emissions Make the grid more resilient Increase energy independence

---

Our Blockchain-Enabled Adaptive Solar Microgrid Systems

The key to Power2Peer's solution is our combination of groundbreaking technologies—blockchain complements the Internet of Things, and Big Data, which all combine to perform a critical service to the energy industry. Without getting into the nitty-gritty (which can be found in our whitepaper), our solution will look like this:

Blockchain technology will enable solar energy to be bought or sold by anyone, using a new cryptocurrency called ElectroToken. These peer-to-peer transactions will utilize **smart contracts**, in which buyers or sellers can program predefined preferences for when they want to buy and sell, at which price, etc. **Blockchain ensures that this whole process is automated, transparent and secure.**



This energy will be generated by solar-powered **nanogrids** and **microgrids**, which are basically small collections of electricity sources and loads that operate independently of the main grid.

Moreover, Power2Peer systems will utilize an array of **adaptive controllers and smart devices** capable of collecting and sending real-time power generation data. **Our devices and grids talk to each other**, allowing our system to adapt to current conditions.

On top of all this, through a partnership with SunDensity, the inventors of cutting-edge Photonic Solar Conversion (PSC) technology, Power2Peer offers the added benefit of PSC coating, **which has been shown to generate 20+% more power when applied to average solar panels.**

Bring this futuristic tech together and you get Peer2Power's **blockchain-enabled adaptive solar microgrid system.**

By decentralizing electric generation through peer-to-peer transaction, adaptive controllers with built-in Ethereum protocol, and highly efficient solar grids, Power2Peer is reshaping the renewable energy industry.



COMPONTENTS: 1. PV Array, 2. IoT Device, 3. Microinverters, 4. Batteries, 5. Generator, 6. Grid

---

The Power2Peer Advantage

We are not alone in our mission to create a decentralized network of solar microgrids. Over the past few years, several initiatives have sprung up to meet increasing consumer interest in clean energy and demand for reliable energy sources. Some, like us, are building energy blockchain platforms to create opportunities for consumers to take control.

What Sets Us Apart:

   

Connecting Communities	**Advanced Technology**	**Scalable Architecture**	**Photonic Solar Conversation (PSC)**
Our physical network of microgrids and energy trading market energizes and connects communities with a shared sense of purpose.	Power2Peer brings together a unique combination of a fit-for-purpose adaptive controller, smart inverters, cloud and data analytics paired with blockchain.	The architecture of the adaptive solar microgrid system is enabled, from the beginning, with Big Data capacities and analytics in the cloud.	Our adaptive solar microgrids use photonic solar conversion panels that generate 20+% more power than garden variety panels.

And we are already gaining recognition. Power2Peer has the support of the New England Clean Energy Council (NECEC), an important player in the solar microgrid space in Boston, New England, and New York. Power2Peer is working closely with Alistair Pim, Vice President of Innovation and Partnerships, who serves on the advisory board of Power2Peer. The founder of Power2Peer, Dr. Nish Sonwalkar (ScD, MIT) serves on the policy committee of the NECEC. The policy committee provides leadership in shaping federal, state and city governing bodies to enable wide-spread adoption of solar microgrids.

Our Market Prospects Are Bright

In the US, there are clear signs that demand for an alternative energy system like Power2Peer's is heating up.


Microgrid Market, by Regions, 2022 (USD Billion)

energy system like Power2Peer's is heating up.

Take for instance, the rising demand for solar cells. **In 2016, new solar cell (PV) installations in the U.S. totaled 12.5 GW**, and is expected to continue growing over the next few years.



Also consider that the energy storage sector experienced **growth of 55% from 2016 to 2017**, reaching close to 300 MW. This figure is expected to skyrocket to 2.5 GW by 2022. As greater storage capacity is developed, the value of high-efficiency renewable generation and transmission systems will skyrocket.

Finally, the market for microgrids, already a billion dollar industry, is poised to take off. **Valued at nearly $17 billion in 2015, the microgrid market is expected to reach $39 billion by 2022**. Nearly three quarters of that revenue is expected to come from North America.

Sources: *Bloomberg New Energy Finance; GTM Research; ESA US Energy Storage Monitor; Markets to Markets*

APAC
Europe
Americas
RoW
CAGR % (2016-2022)
Market Size in 2022

Now is the time to start building adaptive solar microgrid systems. There are many markets that are ideally suited for Power2Peer systems.
To name a few:

- Schools
- Malls
- Community Centers
- Urban and Rural Neighborhoods

A Sustainable Business Model

Power2Peer has the potential to realize ecological and economic sustainability simultaneously.



We will do this by creating a marketplace for clean power, allowing us to generate revenue through **small transaction fees for trading energy on the blockchain, the connection of microgrid systems, the sale of solar power, and ElectroToken trading.**

Our financial estimates indicate that we will be cash positive and generate up to 63% net profit by the end of the life cycle of one of our systems. If we hit our initial deployment goal of 28 cities generating 1 MW each, there will be a cumulative profit of $76 million over five years with a cumulative cost of power with the subsidy (COGS) of $840,000 and a cumulative cost of installation and operational expenses of $44,140,000.

At the same time, **we calculate that our systems will eventually reduce nearly 600,000 metric tons of emissions** by more fully utilizing and expanding the usage of solar. To put this into perspective, according to 2016 statistics, US electricity generation is responsible for 1.8 million metric tons of carbon.

Together we can make a big difference while building an economically viable company and reducing carbon emission to save our environment from catastrophe.

Our Brainpower

Power2Peer is powered by some of the top talent in the renewable tech industry.

Dr. Nish Sonwalkar, our founder and Chief Evangelist, was captivated with solar technology as a child growing up in India. He has since devoted **over 25 years to the development of innovative technologies**, eventually becoming the Principle Research Scientist at MIT before founding Power2Peer.



He is supported by a diverse and experienced team with backgrounds in energy, blockchain, mechanical engineering, and communications. **Many of us come from countries and regions without resilient sources of power**. As such, we understand intimately the stakes of this work. And we are driven to make our solution a reality.

Invest Today and Join Us!

It's time to update our aging electricity architecture.

At Power2Peer, we believe that the key to achieving this lies in **empowering communities and individuals** who are increasingly calling for clean, resilient sources of energy. We have developed our blockchain-enabled adaptive microgrid system to do just that.



Now, we want you to become part of our movement—because it's about empowering people like you. Invest today and **help us bring clean power to the people.**



The Panel

June 2016
Power2Peer Was Born
We formed the core team and began to conduct basic R&D.

January 2017
We Designed the Basic Architecture of Solar Microgrid

June 2017
We Worked with our Partner Company
Developed photonic solar conversion panels for our microgrid design

August 2017
We Initiated the Minimum Viable Design (MVD)
The resilient microgrid with proposed adaptive control systems connecting with the microinverters as IoT devices

December 2017-May 2018
We Launched our Website and Whitepaper.

April 2018
We Submitted the Minimum Viable Product
Of the peer-to-peer microgrid to the city of Burlington for approval with the nano-grid design partner 180 South Solar in Burlington, MA.

July 2018
Launched on StartEngine
Now YOU can own a part of our company!

September/October 2018
Private Token Launch
(ANTICIPATED)

November/December 2018
Public Token Launch
(ANTICIPATED)

Meet Our Team



Dr. Nish Sonwalkar
Founder, Chief Evangelist, and Director
Inventor and Entrepreneur, has over 25 years of experience in the development of innovative technologies related to solar thermal applications, open-cycle ocean thermal energy conversion (OC-OTEC) evaporators and molecular dynamics of energy materials and nano-interfaces, such as Si and copper interfaces and optical coatings. As the former Principal Research Scientist and faculty at MIT, he developed the combined molecular dynamics (MD) and laser Raman spectroscopy methodology for the design of new material interfaces. He has also served as PI on numerous NSF research and SBIR awards related to surface science and educational technology. Positions held: Founder and Chief Evangelist, Power2Peer, Inc. - January 2018 to Present (8-10 hours/week), Founder and Chief Scientist, SunDensity, Inc. - March 2016 to Present, Founder and President, IntellADAPT - June 2014 to Present (primary job)



Richard P. Lewandowski
Director of Microgrid Implementation
Mr. Lewandowski has over 30 years' experience in the field of renewable energy. He is the Founder past CEO of Prism Solar Technologies, Inc., a NY photovoltaics (PV) module manufacturer. Founder, Past President and CEO of Direct Global Power (DGP): Founder and former CEO of SunWize Technologies, Inc., one of the largest PV distributors in North America. Former Vice President of Technology of Besicorp Group, Inc. Former President of BioEnergy Group Inc., Founder, past President and Board Director of the New York Solar Energy Industry Association (NYSEIA). Founder and past President of the Illinois Solar Energy Industry Association. Former President of the ASES Chapter - Illinois Solar Energy Association. Present Board Director for the New York Solar Energy Society. Positions held in the past 3 years: Chief Operation Officer, Power2Peer, Inc. - May 2018 to Present Entrepreneur-in-Residence, SunDensity, Inc. - May 2017 to Present Connector with USDOE and NECEC Executive Director, Center for Evaluation of Clean Energy Technology (CECET) - 2013-2016 Founder and Managing Partner, Direct Gain Consulting - 2011 to 2013



Mamta Sonwalkar
Director and VP of Operations
Mamta has over 20 years of experience in the development of software solutions for publishing, education and information technology and embedded software development. She is an expert in agile development processes and has successfully developed and deployed adaptive learning, LMS, and LCMS platforms. She will be in charge of the Power2Peer Boston's Ethereum based platform for blockchain innovations. She has a degree in computer science and an entrepreneurship certificate from the MIT Enterprise Forum. Positions held in the past 3 years: VP Operations, Power2Peer, Inc. - April 2018 to Present, IT Project Manager, Maloney Properties, Inc. - December 2014 to March 2018



Swamini Shah
Manager of Finance and Administration
Swamini has over five years of working experience in corporate law firm. Over the year she has led the financial management and intellectual property management of SunDensity. She is responsible for the legal contract, grant funding management and reporting for the company. She is also responsible for administration of the company policy, procedures and operations. She earned a BSL-LLB Law degree from India and MBA from UMASS, Boston.



Eric MacDonald
Director of Technology
Eric MacDonald is a software architect with experience developing scalable and efficient platforms for blockchain technology. He is a key architect of the Adaptive 2.0 platform for EdwiseTech Inc., using both J2EE and LAMP stacks. Specific to the commercialization of the Power2Peer blockchain platform, Mr. MacDonald is responsible for leading the developers in creating a robust platform, performing quality assurance, and troubleshooting problems. Positions held in the past 3 years: Senior Software Developer, intellADAPT - August 2014 to Present Founder, MacDonald Consulting - 2009 to Present Chief Technology Officer, dFb Web and Game Hosting - Feb 2006 to Feb 2010



Binod Pant
Software Engineer
Binod has over 20 years of experience developing software for one of the largest mathematical software companies, Mathworks. An expert in blockchain architecture and distributed database systems, he will be the primary front-end developer for the smart contracts and token exchange.



Sean Zorger
Lead Multimedia Developer
Sean has over 15 years of experience in development of multimedia assets for online courses and technologies. He has developed effective websites, animations, and educational video objects for multimedia authoring environments. He will be responsible for the Power2Peer Boston website design and development deployments as Power2Peer Boston grows with blockchain innovations.



Nick Rinehimer
Marketing Manager
Nick is an independent blockchain technology and product strategy consultant with a background in sales and product management roles at a number of Boston and NYC startups. He is a strong supporter of the green energy movement and sustainable technology in general.



Mike Maloney
Communications and PR
In addition to nearly a decade of writing and editing experience, Mike has spent years observing trends in the renewable energy industry. A graduate of Northeastern University who was initially drawn to the solar sector through a stint as a solar panel technician, he lends a keen eye to Power2Peer's website and blog as lead content editor.

Offering Summary

Maximum 50,000* shares of common stock ($100,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 shares of common stock ($10,000)

Company	Power2Peer Inc.
Corporate Address	100 Morrissey Boulevard, VDC Suite 166, Boston, MA 02125
Description of Business	Blockchain Innovation for Energy Independence
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2 per share
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

Power2Peer Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2.00 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will no incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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